UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-31945

DIRECTV THRIFT AND SAVINGS PLAN

AND

DIRECTV SAVINGS PLUS PLAN

The DIRECTV Group, Inc.

2250 East Imperial Highway

El Segundo, California 90245

(Name of issuer of the securities held pursuant to

the plans and the address of its

principal executive offices)

Registrant’s telephone number, including area code (310) 964-5000

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Michael W. Palkovic

Executive Vice President and

Chief Financial Officer

2250 East Imperial Highway

El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBIT

(a)                                  FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)                                 EXHIBIT

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV Thrift and Savings Plan
(Name of Plan)

Date:	May 27, 2005	By

		/s/	William G. Johnston
William G. Johnston,
Vice President, Administration
and Assistant Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV Savings Plus Plan
(Name of Plan)

Date:	May 27, 2005	By

		/s/	William G. Johnston
William G. Johnston,
Vice President, Administration
and Assistant Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DIRECTV Thrift and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the DIRECTV Thrift and Savings Plan (the “Plan”) as of November 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of November 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Los Angeles, California
May 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DIRECTV Savings Plus Plan:

We have audited the accompanying statements of net assets available for benefits of the DIRECTV Savings Plus Plan (the “Plan”) as of November 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of November 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Los Angeles, California
May 25, 2005

DIRECTV THRIFT AND SAVINGS PLAN

AND DIRECTV SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF NOVEMBER 30, 2004
	THRIFT AND SAVINGS	SAVINGS PLUS
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST (Notes 2 and 6)	$2,151,465	$92,150

CONTRIBUTIONS RECEIVABLE:
Employee	513	26
Employer	238	14
Total contributions receivable	751	40
NET ASSETS AVAILABLE FOR BENEFITS	$2,152,216	$92,190

See the Notes to Financial Statements.

DIRECTV THRIFT AND SAVINGS PLAN

AND DIRECTV SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF NOVEMBER 30, 2003
	THRIFT AND SAVINGS	SAVINGS PLUS
	(Dollars in Thousands)

INVESTMENT IN MASTER TRUST (Notes 2 and 6)	$2,207,850	$96,024

CONTRIBUTIONS RECEIVABLE:
Employee	503	21
Employer	184	—
Total contributions receivable	687	21

NET ASSETS AVAILABLE FOR BENEFITS	$2,208,537	$96,045

See the Notes to Financial Statements.

DIRECTV THRIFT AND SAVINGS PLAN

AND DIRECTV SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEAR ENDED NOVEMBER 30, 2004
	THRIFT AND SAVINGS	SAVINGS PLUS
	(Dollars in Thousands)

INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Note 6)	$181,287	$6,482

OTHER ACTIVITIES:
Employee contributions	28,287	919
Employer contributions	12,446	411
Benefit payments	(278,607)	(11,441)
Plan transfers	266	(226)

Net decrease from other activities	(237,608)	(10,337)
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(56,321)	(3,855)

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	2,208,537	96,045

END OF THE YEAR	$2,152,216	$92,190

See the Notes to Financial Statements.

DIRECTV THRIFT AND SAVINGS PLAN

AND DIRECTV SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEAR ENDED NOVEMBER 30, 2003
	THRIFT AND SAVINGS	SAVINGS PLUS
	(Dollars in Thousands)

INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Note 6)	$306,915	$12,651
OTHER ACTIVITIES:
Employee contributions	27,008	407
Employer contributions	7,752	377
Benefit payments	(212,827)	(12,879)
Plan transfers	(24)	24

Net decrease from other activities	(178,091)	(12,071)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	128,824	580

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	2,079,713	95,465
END OF THE YEAR	$2,208,537	$96,045

See the Notes to Financial Statements.

DIRECTV THRIFT AND SAVINGS PLAN

AND DIRECTV SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plans - The Plans (as defined below) are defined contribution plans of The DIRECTV Group, Inc. (the “Company”) and were restated on September 15, 2004, to incorporate various amendments made throughout the years and to conform to current regulations as required.  In this restatement, the Hughes Non-Bargaining Employees Thrift and Savings Plan was renamed the DIRECTV Thrift and Savings Plan (the “Thrift and Savings Plan”) and the Hughes Savings Plus Plan was renamed the DIRECTV Savings Plus Plan (the “Savings Plus Plan”) (collectively the “Plans”).  The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plans provides only general information.  Participants should refer to the respective plan documents for a more complete description of the Plans’ provisions.

On December 22, 2003, General Motors Company (“GM”), the Company and The News Corporation Limited,  (“News Corporation”) completed a series of transactions (the “News Transactions”) that resulted in the split-off of the Company from GM and the simultaneous sale of GM’s 19.8% interest in the Company to News Corporation.  In addition to certain cash consideration, GM received approximately 28.6 million of News Corporation Preferred American Depository Shares (“ADSs”) in these transactions.  GM split-off the Company by distributing the Company’s common stock to the holders of the GM Class H common stock in exchange for GM Class H common stock on a one-for-one basis.  Immediately after the split-off, News Corporation acquired an additional 14.2% of the Company’s outstanding common stock from the former GM Class H common stockholders, which provided News Corporation with a total of 34% of the Company’s outstanding common stock.  GM Class H common stockholders received about 0.8232 shares of the Company’s common stock and about 0.09207 News Corporation Preferred ADSs for each share of GM Class H common stock held immediately prior to the closing of the News Transactions.  As a result of the News Transactions, the Company became a publicly traded company.  Further, as part of the News Transactions, the 20,759,371 shares of GM Class H common stock held in the Master Trust were exchanged for 17,089,450 shares of common stock of the Company and 1,911,405 shares of News Corporation Preferred ADSs.

Participants who were invested in the GM Class H Stock Fund had a portion of their account balance transferred into the News Corp ADS Stock Fund, determined pursuant to the exchange ratios described above.  Also at that time, the name of the GM Class H Stock Fund was changed to the Hughes Common Stock Fund and was subsequently changed to the DIRECTV Group Common Stock Fund.

Plan Administration - The Plans are administered by an Administrative Committee whose members are appointed by the Company.  The trustee of the Plans is State Street Bank and Trust (“State Street”), previously Deutsche Bank Trust Company Americas, which was formerly known as Bankers Trust Company.  Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description.  The Plans’ expenses are paid by the plan participants, as provided by the Plans’ documents.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plans have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the “Master Trust”). See Note 6, for further discussion. The Plans’ investments in the Master Trust are presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. If available, quoted market prices are used to value the underlying investments of the Master Trust.  In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms, the trustee and insurance companies.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Financial Instruments and Investments - The Plans invest in the Master Trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could have a material adverse effect on the Plans’ financial statements.

Income Taxes - The Plans obtained their latest determination letters in 2003 in which the Internal Revenue Service stated that the Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Plans have been amended since receiving the determination letters, however, the Company believes that the Plans currently are designed and being operated in compliance with the applicable requirements of the Code and are, therefore, not subject to federal income taxes under present income tax laws.  Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.  Contributions by participants made on a “pre-tax” basis, the Company’s matching contributions, and the earnings thereon are not subject to federal income taxes to the participants until distributed from the Plans.

NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans as soon as administratively feasible following one hour of service.  The Plans provide that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of their compensation to the Plans. Eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of their compensation to the Plans.  The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 6.

The Company contributes to the DIRECTV Group Common Stock Fund an amount equal to 100 percent of the individual employee’s contribution to the Plans up to 4 percent of the employee’s compensation.

Individual accounts are maintained for each of the Plans’ participants.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings; and charged with withdrawals, an allocation of Plan losses and administrative expenses.  Allocations are based on the participant’s account balances, as defined.  The benefit to which a participant is entitled is provided from the participant’s vested account balance.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of continuous service. Participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plans.

A participant may elect to receive, upon separation of service due to retirement, death or disability, their vested interest in their account balance in either a lump sum or in installments, as permitted by the Plans’ provisions.

At November 30, 2004 and 2003, the forfeited nonvested accounts totaled $44,028 and $202,787, respectively, for the Thrift and Savings Plan and $14,864 and $216,239, respectively, for the Savings Plus Plan.

During the years ended November 30, 2004 and 2003, the forfeitures used to reduce employer contributions were $654,830 and $4,899,259, respectively, for the Thrift and Savings Plan and $288,370 and $381,000, respectively, for the Savings Plus Plan.

The Company reserves the right to terminate the Plans at any time subject to the provisions set forth in ERISA.  Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

The Plans allow participants to borrow from their vested account balances, subject to certain limitations.  The loans, secured by the balance in the participant’s account, bear interest at 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which is fixed at the inception of the loan), and maturities may not exceed four years.

The loans are deducted from the participants’ vested account balances using a source hierarchy.  The funds are withdrawn from sources in the following order: old after-tax employee contributions, new after-tax employee contributions, pre-tax employee contributions, rollover contributions, and company match unrestricted.  The funds are withdrawn pro-rata from the respective investment funds available from each source.  Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Benefit payments to participants are recorded upon distribution. The following table sets forth amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw from the Plans, but were not paid from the Plans as of November 30:

	2004	2003
	(Dollars in Thousands)

Thrift and Savings	$269	$1,584
Savings Plus	9	12

NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of the Plans for investment and administrative purposes.  The assets of the Master Trust are held by State Street.  Although assets of both Plans are commingled in the Master Trust, the Plans’ record keeper, Fidelity Investments, maintains supporting records for the purpose of allocating the net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on their account balances.

The following tables summarize the net assets and net investment income of the Master Trust.

a) NET ASSETS OF THE MASTER TRUST

	AS OF NOVEMBER 30,
	2004	2003
	(Dollars in Thousands)

INVESTMENTS:
Short-term investment funds	$5,749	$14,446
Short-term U.S. Govt. obligations	14,003	100,976
Short-term corporate obligations	23,045	149,055
Common stock	666,059	673,203
Common stocks-DIRECTV (formerly GM Class H)	257,964	347,464
Common stock-News Corp	57,180	—
Common/Collective Trust	673,531	506,321
Preferred stock	1,011	4,331
Insurance contracts	6,046	5,803
Mutual funds	520,740	469,813
Participant loans	17,219	18,929
Other	—	12,909
Total investments	2,242,547	2,303,250
Dividends and interest receivable	3,517	3,231
Receivable for securities sold	2,538	3,599
Payable for securities purchased	(3,327)	(5,391)
Other	(1,660)	(815)
NET ASSETS OF THE MASTER TRUST	$2,243,615	$2,303,874

NET INVESTMENT IN MASTER TRUST - BY PLAN

Thrift and Savings Plan
Investment in Master Trust	$2,151,465	$2,207,850
Plan’s Percentage Interest In Master Trust net assets	95.9%	95.8%

Savings Plus Plan
Investment in Master Trust	$92,150	$96,024
Plan’s Percentage Interest In Master Trust net assets	4.1%	4.2%

b) NET INVESTMENT INCOME OF THE MASTER TRUST

	FOR THE PLAN YEARS ENDED NOVEMBER 30,
	2004	2003
	(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES:
Net appreciation/(depreciation) in fair value of investments:
DIRECTV Equity Fund	$93,441	$109,747
DIRECTV Fixed Income Fund	6	(9,375)
DIRECTV Group Common Stock Fund (formerly GM Class H Common Stock Fund)	(10,796)	104,618
DIRECTV Balanced Fund	20,290	23,239
Raytheon Common Stock Fund	11,392	(2,136)
Fidelity Combined Funds	40,094	63,405
News Corp Stock Fund	7,029	—

Net appreciation in fair value of investments	161,456	289,498
Dividends	26,182	15,124
Interest and other income	6,867	20,743
Investment management and trustee fees	(6,736)	(5,799)
NET INVESTMENT INCOME	$187,769	$319,566

NET INVESTMENT INCOME FROM MASTER TRUST - BY PLAN
Thrift and Savings Plan	$181,287	$306,915
Savings Plus Plan	$6,482	$12,651

NOTE 7.  RELATED PARTY

In the plan year ended November 30, 2003, investments of the Master Trust were managed by independent investment advisors, with the exception of one account within the DIRECTV Fixed Income Fund which was managed directly by Hughes Investment Management Company (“HIMCO”), a subsidiary of the Company.  During October 2003, the investment management services of this account and the management of the cash-sweep investment vehicle were outsourced to General Motors Investment Management Corporation (“GMIMCo”), a subsidiary of GM.  Even though HIMCO transitioned its responsibilities in October 2003, there were residual services and fees paid in November 2004.  In addition, as a result of the split-off of DIRECTV from GM on December 22, 2003, GMIMCo ceased to be a related party.  Accordingly, substantially all of their fees for 2004 are deemed to be non-related party expenses. Investment management fees paid by the Plans to HIMCO are as follows:

	2004	2003
	(Dollars in Thousands)
Thrift and Savings	$423	$692
Savings Plus	18	28

As disclosed in Note 6, the Master Trust includes investments in the DIRECTV Group Common Stock Fund and News Corp Stock Fund.  In addition, certain officers of the Company are also officers of News Corporation.

Note 8.  PLAN AMENDMENTS

Effective January 1, 2004, the Plans were amended to recognize service at the News Corporation companies toward vesting in the Company match for participants that are approved transfers between the Company and any affiliates of News Corporation.

Effective October 29, 2004, the Raytheon Common Stock Fund was discontinued.  Participants were given the opportunity to transfer the value in that fund to one or more investment funds within the Plan or to take Raytheon common stock as part of a final account distribution (instead of receiving cash for the value of the fund balance).  If a participant did not transfer the value of the fund by October 29, 2004, the amount was automatically transferred to the DIRECTV Fixed Income Fund.

NOTE 9.  SUBSEQUENT EVENTS

Effective December 1, 2004, the Company match on participants’ contributions no longer is subject to a two year restriction.  Although the Company contribution continues to be credited to the DIRECTV Group Common Stock Fund, participants may immediately transfer the matching funds to any other investment option.  The Company matching funds are subject to the three year vesting provision of the Plans.

In December 2004, the Company announced an agreement to sell a 50% interest in a new entity that will own substantially all of the remaining net assets of Hughes Network Systems, Inc., (“HNS”), a subsidiary of the Company, to SkyTerra Communications, Inc., (“SkyTerra”), an affiliate of Apollo Management.  On April 22, 2005, the transaction closed resulting in a contribution of the HNS assets to a newly formed subsidiary of HNS called Hughes Network Systems LLC (“HNS LLC”) and a sale of a 50% interest in HNS LLC to SkyTerra.  The employees of HNS who participated in the Thrift and Savings Plan either retired or were terminated and under the provisions of the Plan, the participants were deemed vested in the company matching contribution.

NOTE 10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	AS OF NOVEMBER 30,
	2004	2003
	(Dollars in Thousands)
Thrift and Savings Plan
Net assets available for benefits per the financial statements	$2,152,216	$2,208,537
Payable to participants	(269)	(1,584)
Net assets available for benefits per Form 5500	$2,151,947	$2,206,953

Benefit payments per the financial statements	$278,607	$212,827
Payable to participants - Current Year	269	1,584
Payable to participants - Prior Year	(1,584)	(413)
Benefit payments per Form 5500	$277,292	$213,998

Savings Plus Plan
Net assets available for benefits per the financial statements	$92,190	$96,045
Payable to participants	(9)	(12)
Net assets available for benefits per Form 5500	$92,181	$96,033

Benefit payments per the financial statements	$11,441	$12,879
Payable to participants - Current Year	9	12
Payable to participants - Prior Year	(12)	(21)
Benefit payments per Form 5500	$11,438	$12,870

DIRECTV THRIFT AND SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NOVEMBER 30, 2004

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2004 and 2008)	$ 14,939,410

*  Party-in-interest

DIRECTV SAVINGS PLUS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NOVEMBER 30, 2004

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2004 and 2008)	$ 2,279,766

*  Party-in-interest